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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 57)

                         ------------------------------


                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)


ORDINARY SHARES OF EURO 0.55 PAR VALUE EACH                          87927W10
     (Title of class of securities)                               (CUSIP number)


                           ALEXANDER ROSENZWEIG, ESQ.
                     VICE PRESIDENT AND CHIEF LEGAL OFFICER
                           PIRELLI NORTH AMERICA, INC.
                                75 FIFTH STREET,
                                  SUITE 320-321
                             ATLANTA, GEORGIA 30308
                                 (404) 920-0744

                                 WITH A COPY TO:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                OCTOBER 25, 2007
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

------------------------------------        ----------------------------------
CUSIP No.  87927W10                   13D                         Page 2 of 6
------------------------------------        ----------------------------------

---------------  -------------------------------------------------------------
      1          NAME OF REPORTING PERSON    PIRELLI & C. S.p.A.
                 I.R.S. IDENTIFICATION NO.   Not Applicable
                 OF ABOVE PERSON
---------------  -------------------------------------------------------------
      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A     (a)  [_]
                 GROUP:                                         (b)  [_]
---------------  -------------------------------------------------------------
      3          SEC USE ONLY

---------------  -------------------------------------------------------------
      4          SOURCE OF FUNDS:                      BK, WC

---------------  -------------------------------------------------------------
      5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
---------------  -------------------------------------------------------------
      6          CITIZENSHIP OR PLACE OF ORGANIZATION:         Italy

---------------  -------------------------------------------------------------
                      7       SOLE VOTING POWER:            182,113,185
   NUMBER OF
    SHARES       -----------  ------------------------------------------------
 BENEFICIALLY         8       SHARED VOTING POWER:               0
   OWNED BY
     EACH        -----------  ------------------------------------------------
   REPORTING          9       SOLE DISPOSITIVE POWER:       182,113,185
 PERSON WITH
                 -----------  ------------------------------------------------
                     10       SHARED DISPOSITIVE                 0
                              POWER:
---------------  -------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED        182,113,185
                 BY REPORTING PERSON:
---------------  -------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES:
---------------  -------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW       1.36%
                 (11):
---------------  -------------------------------------------------------------
      14         TYPE OF REPORTING PERSON:       CO

---------------  -------------------------------------------------------------

         This Amendment No. 57 amends the Statement on Schedule 13D, dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A. (which, as reported in Amendment No. 21 to the Statement on Schedule 13D, subsequently merged with and into Pirelli & C. S.p.A., a company incorporated under the laws of the Republic of Italy) ("Pirelli"), with respect to the ordinary shares, euro 0.55 par value per share (the "Telecom Italia Shares"), of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

         The purpose of this filing is to report that: (a) Pirelli, Olimpia S.p.A. ("Olimpia"), Sintonia S.p.A. and Sintonia S.A. are no longer members of a group with respect to the Telecom Italia Shares; and (b) Pirelli has ceased to be the beneficial owner, either directly or indirectly, of more than five percent of Telecom Italia Shares.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

Reference is made to the Stock Sale Purchase Agreement, dated May 4, 2007 (the "Share Purchase Agreement"), entered into by and among Pirelli, Sintonia S.p.A., Sintonia S.A. (collectively, the "Sintonia Sellers") (together, as sellers), Telefonica S.A., Assicurazioni Generali S.p.A. ("Generali"), Sintonia S.A. (in its capacity as buyer), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. ("Mediobanca") (together, as buyers) for the sale of 100% of the share capital of Olimpia (the "Olimpia Shares"), described in items 5 and 6 of Amendment No. 55 to the Statement on Schedule 13D. On October 25, 2007, Pirelli and the Sintonia Sellers completed the sale of all of the Olimpia Shares, pursuant to the Share Purchase Agreement. The total consideration received for the Olimpia Shares was approximately 4.161 billion euros.

As a result of the sale of the Olimpia Shares described above, as of October 25, 2007, Pirelli, Olimpia, Sintonia S.p.A. and Sintonia S.A. are no longer members of a group with respect to the Telecom Italia Shares and Pirelli ceased to be the beneficial owner, either directly or indirectly, of more than 5% of Telecom Italia Shares, and, as a result thereof, the reporting obligations of Pirelli pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, with respect to the Telecom Italia Shares, have terminated.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information contained in Item 5 above is incorporated herein by reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

         117. Press Release, dated as of October 25, 2007, issued by Pirelli & C. S.p.A., Sintonia S.p.A. and Sintonia S.A.






                               Page 3 of 5 Pages

SIGNATURE

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2007

                                               PIRELLI & C. S.p.A.


                                               By:    /s/  Anna Chiara Svelto
                                                   -----------------------------
                                                    Name:   Anna Chiara Svelto
                                                    Title:  Attorney-in-fact

































                               Page 4 of 5 Pages

                                  EXHIBIT INDEX
                                  -------------

         Exhibit No.
         -----------

117. Press Release, dated as of October 25, 2007, issued by Pirelli & C. S.p.A., Sintonia S.p.A. and Sintonia S.A.




























                               Page 5 of 5 Pages